07026267

Sime Darby Berhad

(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT
50350 KUALA LUMPUR, MALAYSIA
TEL: (603) 26914122 FAX: (603) 26987398
Website: www.simedarby.com

RECEIVED
2007 AUG 27 A 11:

LETTER FOR MAINTENANCE OF EXEMPTION

7 August 2007

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 001-202-772-9207/BY MAIL
No. of Pages : 9

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

We enclose for your attention, the following announcements to Bursa Malaysia Securities Berhad so as to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

No.	Subject	Date Released
1	Changes in the interest of Employees Provident Fund Board, a substantial shareholder.	02.08.2007 & 06.08.2007
2	Article entitled: "MMC mulls plans to expand oil, gas business".	02.08.2007
3	Member's Voluntary Liquidation of Wuxi PAR Resources Coatings & Chemicals Co., Limited.	06.08.2007
4	Incorporation of a new subsidiary – Shenzhen Xin Chuang Motor Trading Company Limited.	06.08.2007
5	Changes in Director's Interest Pursuant to Section 135 of the Companies Act, 1965 – Dato' Seri Ahmad Zubair @ Ahmad Zubir bin Haji Murshid..	06.08.2007

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

PROCESSED
AUG 29 2007
THOMSON FINANCIAL

NANCY YEOH POH YEW
Group Secretary

c.c. Ms. Violet Pagan
The Bank of New York

Fax No. 1 (212) 571 3050/ 3051/ 3052

LMP/jg/nay/grpsec/sdb/let/letter re EDMS

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 02/08/2007 05:23:35 PM
Reference No SD-070802-F0A5A

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Sime Darby Berhad
*	Stock name	: SIME
*	Stock code	: 4197
*	Contact person	: Nancy Yeoh Poh Yew
*	Designation	: Group Secretary

Particulars of substantial Securities Holder

*	Name	: Employees Provident Fund Board
*	Address	: Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
*	NRIC/passport no/company no.	: EPF ACT 1991
*	Nationality/country of incorporation	: Malaysia
*	Descriptions(class & nominal value)	: Ordinary shares of RM0.50 each
*	Name & address of registered holder	:

Employees Provident Fund Board
(Disposal of 500,000 shares)

PHEIM Asset Management Sdn Bhd
(Disposal of 100,000 shares)

Alliance Capital Asset Management Sdn Bhd
(Disposal of 350,000 shares)

Mayban Investment Management Sdn Bhd
(Disposal of 100,000 shares)

Details of changes

	Type of transaction		Date of change		No of securities	Price transacted (RM)
*	Disposed	*	06/06/2007	*	100,000	
	Disposed		20/07/2007		350,000	
	Disposed		23/07/2007		500,000	
	Disposed		24/07/2007		100,000	

* Circumstances by reason of which change has occurred	:	Disposal of shares by the Employees Provident Fund Board and its Portfolio Managers.
* Nature of interest	:	Direct
Direct (units)	:	397,958,915
Direct (%)	:	15.77
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	397,958,915
* Date of notice	:	25/07/2007

Remarks :

The notice of change in substantial shareholding were received from the Employees Provident Fund Board on 30th and 31st July 2007.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 06/08/2007 05:21:19 PM
Reference No SD-070806-35B8F

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Sime Darby Berhad
*	Stock name	: SIME
*	Stock code	: 4197
*	Contact person	: Nancy Yeoh Poh Yew
*	Designation	: Group Secretary

Particulars of substantial Securities Holder

*	Name	: Employees Provident Fund Board
*	Address	: Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
*	NRIC/passport no/company no.	: EPF ACT 1991
*	Nationality/country of incorporation	: Malaysia
*	Descriptions(class & nominal value)	: Ordinary shares of RM0.50 each
*	Name & address of registered holder	:

Employees Provident Fund Board
(Acquisition of 90,000 shares)

Mayban Investment Management Sdn Bhd
(Acquisition of 100,000 shares
Disposal of 70,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 26/07/2007	* 70,000	
Acquired	27/07/2007	90,000	
Acquired	27/07/2007	100,000	

* Circumstances by reason of which change has occurred	:	**Acquisition and disposal of shares by the Employees Provident Fund Board and its Portfolio Managers.**
* Nature of interest	:	**Direct**
Direct (units)	:	**398,078,915**
Direct (%)	:	**15.78**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**398,078,915**
* Date of notice	:	27/07/2007

Remarks :

The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 3rd August 2007.

Form Version 2.0

General Announcement

Submitted by S DARBY on 02/08/2007 05:23:34 PM
Reference No SD-070801-55591

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

* Type : ◯ Announcement ● Reply to query
* Reply to Bursa Malaysia's Query Letter - Reference ID : MM-070801-37474

* Subject :
Article entitled : "MMC mulls plans to expand oil, gas business"

* Contents :-

We refer to the letter from Bursa Malaysia Securities Berhad ("BMSB") to Sime Darby Berhad ("SDB" or "the Company") dated 1st August 2007 in connection with the abovetitled news article appearing in The New Straits Times, Biznews section, Page 37, on Wednesday, 1st August 2007 which states the following:-

"The plan............may involve the purchase of yard space and fabrication know-how from state-owned Sime Darby Bhd ...."

Sime Darby wishes to inform BMSB that it is not in any negotiations with MMC Corporation Berhad ("MMC") for the disposal of yard space or fabrication know-how to MMC. The Company is not aware of the basis of the abovementioned article.

Sime Darby also wishes to clarify that it is not state-owned. As at 30th June 2007, the substantial shareholders of Sime Darby are Amanah Raya Nominees (Tempatan) Sdn Bhd - Skim Amanah Saham Bumiputera (32.47%), the Employees Provident Fund Board (15.51%) and Permodalan Nasional Berhad (7.80%).

This announcement is dated 2nd August 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by S DARBY on 06/08/2007 05:52:08 PM
Reference No SD-070806-A437E

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Sime Darby Berhad
*	Stock name	: SIME
*	Stock code	: 4197
*	Contact person	: Nancy Yeoh Poh Yew
*	Designation	: Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :

Member's Voluntary Liquidation of Wuxi PAR Resources Coatings & Chemicals Co., Limited
(Announcement pursuant to Chapter 9.19 (19) of the Listing Requirements)

* <u>Contents :-</u>

Sime Darby Berhad ("Sime Darby") wishes to announce that its wholly-owned subsidiary, Wuxi PAR Resources Coatings & Chemicals Co., Limited ("WPAR") had, on 3rd August 2007, received notification that the relevant Chinese authority had, on 30th July 2007, approved the commencement of member's voluntary liquidation of WPAR. The liquidation process is expected to take six to twelve months to complete.

WPAR which was involved in the business of manufacturing and distribution of industrial and decorative paints, become dormant during the financial year ended 30 June 2006.

The voluntary liquidation of WPAR is not expected to have any material effect on the earnings and net assets of the Sime Darby Group for the financial ending 30 June 2008. None of the directors or substantial shareholders of Sime Darby or persons connected to them has any interest in the voluntary liquidation.

This announcement is dated 6th August 2007.

<u>Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:</u>

Form Version 2.0

General Announcement

Submitted by S DARBY on 06/08/2007 05:23:27 PM
Reference No SD-070806-4AF04

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Sime Darby Berhad
*	Stock name	: SIME
*	Stock code	: 4197
*	Contact person	: Nancy Yeoh Poh Yew
*	Designation	: Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :

Incorporation of a new subsidiary - Shenzhen Xin Chuang Motor Trading Company Limited (Announcement pursuant to Chapter 9.19 (23) of the Listing Requirements)

* Contents :-

Sime Darby Berhad ("Sime Darby") wishes to announce that a new wholly-owned subsidiary, Shenzhen Xin Chuang Motor Trading Company Limited ("SXCM") was incorporated in the People's Republic of China on 3 August 2007. The entire registered capital of SXCM of HKD$10,000,000 is held by Sime Darby Motor Group (HK) Limited, a wholly-owned subsidiary of Sime Darby. The principal activities of SXCM will be retail of Nissan brand vehicles and related spare parts, retail of motorcycles and parts, and the provision of vehicles consultancy services .

The investment in SXCM is not expected to have a material effect on the earnings or net assets of the Sime Darby Group for the year ending 30 June 2008. None of the directors or substantial shareholders of Sime Darby or persons connected to them has any interest, direct or indirect, in the said investment.

This announcement is dated 6 August 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by S DARBY on 06/08/2007 05:37:32 PM
Reference No SD-070727-34924

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of director

* Name : Dato' Seri Ahmad Zubair @ Ahmad Zubir bin Haji Murshid
* Address : c/o Sime Darby Berhad, 21st Floor, Wisma Sime Darby, Jalan Raja Laut, 50350 Kuala Lumpur
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each in Sime Darby Berhad

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 03/08/2007	* 54,000	5.470

Circumstances by reason of which change has occurred : Acquisition of shares through the exercise of options pursuant to the Sime Darby Employees' Share Option Scheme
Nature of interest : Direct
Consideration (if any) : RM5.47 per share
Total no of securities after change :
Direct (units) : 194,000
Direct (%) : 0.008
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* Date of notice : 03/08/2007

Remarks :

END